Concord & Sage PC

March 26, 2025

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Benjamin Holt
Pam Howell

Re:	OneConstruction Group Limited
Draft Registration Statement on Form F-1
Submitted March 12, 2025 CIK No. 0002030834

Ladies and Gentlemen:

On behalf of our client, OneConstruction Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the comments contained in the Staff’s letter dated March 21, 2025 regarding the Company’s draft registration statement on Form F-1 submitted on March 12, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission. The Revised Draft Registration Statement has been updated to fully comply with Form F-1 requirements by including all necessary information directly.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung